Exhibit (d)(5)

AMENDED AND RESTATED
WAIVER AND REIMBURSEMENT AGREEMENT

                  This Amended and Restated Waiver and Reimbursement Agreement (“Agreement”) dated as of the 1st day of May, 2002 by and between The Commerce Funds (“Commerce”), a Delaware business trust and a registered investment company under the Investment Company Act of 1940, as amended, and Commerce Investment Advisors, Inc. (the “Adviser”), a Missouri corporation that serves as an investment adviser to each portfolio of Commerce pursuant to the Advisory Agreement between the Adviser and Commerce dated as of December 31, 1994, as amended.

BACKGROUND

                  The parties to this Agreement wish to limit investment advisory or other fees or reimburse expenses of each of the portfolios of Commerce set forth on Exhibits A and B hereto in order to improve the performance of each such portfolio. The parties also wish to terminate the Waiver and Reimbursement Agreement dated as of March 1, 2001.

AGREEMENT

                  THEREFORE, in consideration of the foregoing, the parties intending to be legally bound hereby, agree as follows:

                  1. The Adviser shall waive all or a portion of its investment advisory fees and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the portfolios of Commerce set forth on Exhibit A hereto shall not exceed the amounts set forth on Exhibit A.

                  2. Effective as of May 1, 2002 (the “Effective Date”), the date the Adviser entered into a sub-investment advisory agreement with Bank of Ireland Asset Management (U.S.) Limited, the Adviser shall waive all or a portion of its investment advisory fees so that after such waiver the maximum investment advisory fee that the Adviser shall be entitled to receive for the portfolio of Commerce set forth on Exhibit B hereto shall not exceed the amount set forth on Exhibit B hereto.

                  3. The Adviser acknowledges and agrees that it shall not be entitled to collect on or make a claim for waived fees that are the subject of this Agreement at any time in the future.

                  4. This Agreement shall remain in effect through the end of the current fiscal year (October 31, 2003) and thereafter will automatically renew for successive one-year terms; provided that either party may terminate this agreement for the following fiscal year upon written notice to the other party at least 60 days prior to the end of the current fiscal year.

                  5. Except as modified herein, the Agreement shall remain unchanged and in full force and effect and is hereby ratified and confirmed.

                  6. The Waiver and Reimbursement Agreement dated as of March 1, 2002 is hereby terminated as of the Effective Date.

                  7. This Agreement shall be governed by and construed under the laws of the State of Delaware, without regard to its conflict of law provisions. This Agreement may be signed in counterparts.

                  IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

THE COMMERCE FUNDS		COMMERCE INVESTMENT ADVISORS, INC.

By:	/s/ Larry E. Franklin	By:	/s/ Larry E. Franklin

	Name: Larry E. Franklin Title: Vice President		Name: Larry E. Franklin Title: Vice President

Exhibit A

The Commerce Funds

Name of Portfolio	Total Annual Operating Expenses

	Institutional Shares	Service Shares

Balanced Fund	0.98%	1.23%

National Tax-Free Intermediate Bond Fund	0.64%	0.89%

Missouri Tax-Free Intermediate Bond Fund	0.60%	0.85%

Kansas Tax-Free Intermediate Bond Fund	0.65%	0.90%

Short-Term Government Fund	0.68%	0.93%

Exhibit B

The Commerce Funds

Name of Portfolio	Fee After Waiver

International Equity Fund	0.78%